Exhibit 99.1

Jupai Reports First Quarter 2019 Results

SHANGHAI — June 10, 2019 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

FIRST QUARTER 2019 FINANCIAL HIGHLIGHTS

•                      Net revenues in the first quarter of 2019 were RMB281.0 million (US$141.9 million), a decrease of 35.1% from the corresponding period in 2018.

(RMB ‘000, except percentages)	Q1 2018	Q1 2018%	Q1 2019	Q1 2019%	YoY Change %
One-time commissions	276,435	63.8%	58,630	20.9%	-78.8%
Recurring management fees	122,908	28.4%	192,221	68.4%	56.4%
Recurring service fees	15,058	3.5%	16,291	5.8%	8.2%
Other service fees	18,816	4.3%	13,904	4.9%	-26.1%
Total net revenues	433,217	100.0%	281,046	100.0%	-35.1%

•                      Loss from operations in the first quarter of 2019 was RMB11.8 million (US$1.8 million), compared to income from operations of RMB152.5 million from the corresponding period in 2018.

•                      Net loss attributable to ordinary shareholders in the first quarter of 2019 was RMB25.6 million (US$3.8 million), compared to net income attributable to ordinary shareholders of RMB115.9 million from the corresponding period in 2018.

•                      Non-GAAP2 net loss attributable to ordinary shareholders in the first quarter of 2019 was RMB22.6 million (US$3.4 million), compared to non-GAAP net income attributable to ordinary shareholders of RMB126.1 million from the corresponding period in 2018.

FIRST QUARTER 2019 OPERATIONAL UPDATES

•                      Total number of active clients3 during the first quarter of 2019 was 1,279.

•                      The aggregate value of wealth management products distributed by the Company during the first quarter of 2019 was RMB2.8 billion (US$0.4 billion), a 74.5% decrease from the corresponding period in 2018.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on March 29, 2019, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.7112 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended
	March 31, 2018		March 31, 2019
Product type	(RMB in millions, except percentages)
Fixed income products	3,933	36%	1,907	68%
Private equity products	6,043	56%	586	21%
Secondary market equity fund products	691	6%	52	2%
Other products	231	2%	238	9%
All products	10,898	100%	2,783	100%

•                      Jupai’s coverage network as of March 31, 2019 included 65 client centers covering 47 cities, as compared to 73 client centers covering 48 cities as of March 31, 2018.

•                      Total assets under management4 as of March 31, 2019 were RMB53.0 billion (US$7.9 billion), a 2.8% decrease from March 31, 2018.

Assets under management — breakdown by product type

	As of
	March 31, 2018		March 31, 2019
Product type	(RMB in millions, except percentages)
Fixed income products	27,385	51%	18,055	34%
Private equity products	24,098	44%	32,239	61%
Secondary market equity fund products	2,246	4%	1,601	3%
Other products	772	1%	1,079	2%
All products	54,501	100%	52,974	100%

“Jupai’s first quarter 2019 operating results remained under pressure,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “In addition to fewer working days resulting from the Chinese New Year holiday, weaker than expected investor confidence amid the unsettled US-China trade conflict contributed to the headwinds we faced in the quarter. As a result, our total net revenue for the first quarter of 2019 declined by 35.1% year-over-year to RMB281.0 million. Our total assets under management as of March 31, 2019 was RMB53.0 billion, a 2.8% decrease from one year ago.”

“Given the macro-economic uncertainties, we believe investor confidence will return gradually beginning in late 2019. Amid the prolonged market downturn, Jupai will remain dedicated to executing on our three strategies to optimize our business. Firstly, we will look to grow our real estate equity products more proactively. We believe that real estate is an asset class with relatively lower investment risk compared to other categories such as consumer credit or supply chain management products. The rising funding costs and current volatility in the real estate industry should continue to provide an excellent entry point for investors to gain exposure to equity securities from leading real estate companies. Given Jupai’s abundant real estate industry experience, we are well positioned to identify the highest quality real estate projects for our investors. Secondly, we will continue enhancing our risk control system. We believe risk management capability is one of the most critical aspects of wealth management products and the key to enhancing investor confidence. Over the past several years, we have improved our risk control systems across our entire product life cycle, and in the months ahead we will further strengthen our quality standards for project counterparties. Thirdly, we target to achieve incremental growth from our overseas business, including development of overseas insurance products and collaboration with leading international financial institutions to meet the rising demand for global asset allocation from our customers. With these strategies in place, we are confident that Jupai will be well-positioned to seize opportunities as the market recovers.”

4  “Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

Ms. Min Liu, Jupai’s chief financial officer, said, “In light of the challenging environment, Jupai has implemented various cost control measures, including downsizing our workforce, adjusting our incentive systems, optimizing our coverage network and streamlining our business SOP to improve our operating efficiency and profitability. As we foresee an increase in operating expenses over the near-term related to personnel optimization, we expect to realize more positive effects from our cost control measures towards the end of this year.”

FIRST QUARTER 2019 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2019 were RMB281.0 million (US$41.9 million), a 35.1% decrease from the corresponding period in 2018, primarily due to decreases in both one-time commissions and other service fees.

•                      Net revenues from one-time commissions for the first quarter of 2019 were RMB58.6 million (US$8.7 million), a 78.8% decrease from the corresponding period in 2018, primarily as a result of a decrease in the aggregate value of wealth management products distributed by the Company.

•                      Net revenues from recurring management fees for the first quarter of 2019 were RMB192.2 million (US$28.6 million), a 56.4% increase from the corresponding period in 2018, primarily due to an increase of carried interest recognized in this period. RMB127.4 million (US$19.0 million) and RMB20.7 million carried interest were recognized as part of Jupai’s recurring management fees in the first quarter of 2019 and 2018, respectively.

•                      Net revenues from recurring service fees for the first quarter of 2019 were RMB16.3 million (US$2.4 million), an 8.2% increase from the corresponding period in 2018, primarily because the Company provided ongoing services to more product suppliers. The Company recognized no variable performance fees in the first quarter of both 2019 and 2018.

•                      Net revenues from other service fees for the first quarter of 2019 were RMB13.9 million (US$2.1 million), a 26.1% decrease from the corresponding period in 2018, primarily due to a decrease in sub-advisory fees collected from other companies.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2019 were RMB292.9 million (US$43.6 million), a 4.3% increase from the corresponding period in 2018.

•                      Cost of revenues for the first quarter of 2019 was RMB175.9 million (US$26.2 million), a 34.8% increase from the corresponding period in 2018, primarily due to the increase in incentives to wealth management advisors and client managers.

•                      Selling expenses for the first quarter of 2019 were RMB54.2 million (US$8.1 million), a 36.5% decrease from the corresponding period in 2018, primarily due to the decrease in marketing and promotion expenses as a result of cost control.

•                      General and administrative expenses for the first quarter of 2019 were RMB62.8 million (US$9.4 million), a 3.5% decrease from the corresponding period in 2018, mainly due to the decrease in bonus offset by the increase in doubtful accounts.

•                      Other operating income (government subsidies) received by the Company was nil and RMB0.1 million in the first quarter of 2019 and 2018, respectively. Government subsidies were recorded when received, with their availability and amount dependent upon government administrative policies.

Operating margin for the first quarter of 2019 was -4.2%, compared to 35.2% for the corresponding period in 2018.

Income tax expenses for the first quarter of 2019 were RMB15.2 million (US$2.3 million), a 61.2% decrease from the corresponding period in 2018. The decrease was primarily due to a decrease in taxable income.

Net Income

•                      Net Income

•                      Net loss attributable to ordinary shareholders for the first quarter of 2019 was RMB25.6 million (US$3.8 million), compared to net income attributable to ordinary shareholders of RMB115.9 million from the corresponding period in 2018.

•                      Net margin attributable to ordinary shareholders for the first quarter of 2019 was -9.1%, compared to 26.7% for the corresponding period in 2018.

•                      Net loss attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the first quarter of 2019 were RMB0.76 (US$0.11) and RMB0.76 (US$0.11), respectively, as compared to net income attributable to ordinary shareholders per basic and diluted ADS of RMB3.50 and RMB3.30, respectively, for the corresponding period in 2018.

•                      Non-GAAP Net Income

•                      Non-GAAP net loss attributable to ordinary shareholders for the first quarter of 2019 was RMB22.6 million (US$3.4 million), compared to non-GAAP net income attributable to ordinary shareholders of RMB126.1 million from the corresponding period in 2018.

•                      Non-GAAP net margin attributable to ordinary shareholders for the first quarter of 2019 was -8.1%, as compared to 29.1% for the corresponding period in 2018.

•                      Non-GAAP net loss attributable to ordinary shareholders per diluted ADS for the first quarter of 2019 was RMB0.67 (US$0.10), as compared to net income attributable to ordinary shareholders per diluted ADS of RMB3.59 for the corresponding period in 2018.

Balance Sheet and Cash Flow

As of March 31, 2019, the Company had RMB1,066.4 million (US$158.9 million) in cash and cash equivalents and restricted cash, compared to RMB1,302.6 million as of December 31, 2018.

Net cash provided by operating activities during the first quarter of 2019 was RMB3.4 million (US$0.5 million).

Net cash used in investing activities during the first quarter of 2019 was RMB239.6 million (US$35.7million).

Net cash provided by financing activities during the first quarter of 2019 was RMB29.6 thousand (US$4.4 thousand).

CONFERENCE CALL

Jupai’s management will host an earnings conference call on June 10, 2019 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
Mainland China:	400-620-8038 or 800-819-0121
Singapore:	+65-6713-5090
Passcode:	8682149

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until June 17, 2019:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Singapore:	800-616-2305
Passcode:	8682149

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF RECENTLY ADOPTED ACCOUNTING STANDARD

Starting from January 1, 2019, the Company adopted Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. The Company also elected the package of practical expedients, which among other things, does not require reassessment of lease classification.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options and amortization of intangible assets related to acquisition. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 6026 9129

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB, except for USD data)

	As of
	December 31,	March 31,	March 31,
	2018	2019	2019
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,298,565,042	1,062,394,706	158,301,750
Restricted cash	4,000,000	4,000,000	596,019
Short-term investments	4,723,612	4,723,612	703,840
Accounts receivable	39,633,035	22,615,590	3,369,828
Other receivables	20,493,145	23,006,380	3,428,058
Amounts due from related parties	199,331,694	168,291,382	25,076,198
Other current assets	15,320,791	5,268,329	785,006
Total current assets	1,582,067,319	1,290,299,999	192,260,699
Long-term investments	58,950,000	58,950,000	8,783,824
Investment in affiliates	67,262,431	115,716,539	17,242,302
Amounts due from related parties — non-current	48,626,353	34,050,099	5,073,623
Property and equipment, net	36,267,042	33,334,305	4,966,966
Intangible assets, net	58,124,608	56,719,805	8,451,515
Goodwill	297,031	290,794	43,330
Other non-current assets	27,914,021	228,138,796	33,993,741
Right-of-use assets	—	139,583,222	20,798,549
Deferred tax assets	100,985,228	100,985,228	15,047,268
Total Assets	1,980,494,033	2,058,068,787	306,661,817

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	116,653,658	83,416,213	12,429,404
Income tax payable	227,537,993	237,881,264	35,445,414
Other tax payable	43,009,523	67,099,293	9,998,107
Amounts due to related parties — current	31,105,111	29,970,401	4,465,729
Deferred revenue from related parties	111,720,785	95,671,037	14,255,429
Deferred revenue	18,949,097	19,918,462	2,967,943
Other current liabilities	39,929,945	90,952,568	13,552,355
Total current liabilities	588,906,112	624,909,238	93,114,381
Deferred revenue — non-current from related parties	22,096,306	15,408,014	2,295,866
Deferred revenue — non-current	2,144,593	1,109,522	165,324
Operating Lease Liabilities — non-current	—	75,535,206	11,255,097
Deferred tax liabilities	198,187	—	—
Total Liabilities	613,345,198	716,961,980	106,830,668
Equity	1,367,148,835	1,341,106,807	199,831,149
Total Liabilities and Total Shareholders’ Equity	1,980,494,033	2,058,068,787	306,661,817

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Three months ended
	March 31,	March 31,	March 31,
	2018	2019	2019
	RMB	RMB	USD
Revenues
Third party revenues	59,676,498	76,387,330	11,382,067
Related party revenues	374,736,600	205,826,865	30,669,160
Total revenues	434,413,098	282,214,195	42,051,227
Taxes and surcharges	(1,196,313)	(1,167,813)	(174,010)
Net revenues	433,216,785	281,046,382	41,877,217

Operating costs and expenses:
Cost of revenues	(130,457,483)	(175,877,670)	(26,206,590)
Selling expenses	(85,353,592)	(54,239,469)	(8,081,933)
General and administrative expenses	(65,030,185)	(62,759,846)	(9,351,509)
Other operating income — government subsidies	141,000	—	—
Total operating cost and expenses	(280,700,260)	(292,876,985)	(43,640,032)
Income (loss) from operations	152,516,525	(11,830,603)	(1,762,815)

Interest income	1,146,048	1,469,415	218,950
Investment income	1,128,859	1,844,495	274,838
Other income	1,108,872	2,070,292	308,483
Total other income	3,383,779	5,384,202	802,271
Income (loss) before taxes and income from equity in affiliates	155,900,304	(6,446,401)	(960,544)
Income tax expense	(39,116,248)	(15,194,152)	(2,263,999)
Loss from equity in affiliates	(1,186,518)	(1,995,730)	(297,373)
Net income (loss)	115,597,538	(23,636,283)	(3,521,916)
Net (income) loss attributable to non-controlling interests	280,047	(1,956,073)	(291,464)
Net income (loss) attributable to ordinary shareholders	115,877,585	(25,592,356)	(3,813,380)

Net income (loss) per ADS:
Basic	3.50	(0.76)	(0.11)
Diluted	3.30	(0.76)	(0.11)
Weighted average number of ADSs used in computation:
Basic	33,122,636	33,594,914	33,594,914
Diluted	35,102,133	33,594,914	33,594,914

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Three months ended
	March 31,	March 31,	March 31,
	2018	2019	2019
	RMB	RMB	USD
Net income (loss)	115,597,538	(23,636,283)	(3,521,916)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	(21,419,060)	(4,498,736)	(670,333)
Other comprehensive income (loss)	(21,419,060)	(4,498,736)	(670,333)
Comprehensive income (loss)	94,178,478	(28,135,019)	(4,192,249)
Less: Comprehensive income (loss) attributable to non-controlling interests	(280,047)	1,530,331	228,026
Comprehensive income (loss) attributable to ordinary shareholders	94,458,525	(29,665,350)	(4,420,275)

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	March 31,	March 31,
	2018	2019
	RMB	RMB
Net margin attributable to ordinary shareholders	26.7%	-9.1%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	29.1%	-8.1%

Net income (loss) attributable to ordinary shareholders	115,877,585	(25,592,356)
Adjustment for share-based compensation (net of tax effect of nil for both three months ended Mar 31, 2018 and 2019)	6,912,879	2,368,040
Adjustment for amortization of intangible assets related to acquisition (net of tax effect of RMB1,110,809 and RMB196,316 for three months ended Mar 31, 2018 and 2019, respectively)	3,332,428	588,954
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	126,122,892	(22,635,362)

Net income (loss) attributable to ordinary shareholders per ADS, diluted	3.30	(0.76)
Adjusted net income (loss) attributable to ordinary shareholders per ADS, diluted (non-GAAP)	3.59	(0.67)

Weighted average number of ADSs used in computation:
Diluted	35,102,133	33,594,914